Exhibit 99.4

ALGONQUIN POWER & UTILITIES CORP.

PROXY

SOLICITED BY MANAGEMENT OF THE CORPORATION

FOR USE AT THE JUNE 23, 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

PLEASE DATE AND SIGN THIS FORM OF PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE ADDRESSED TO ALGONQUIN POWER & UTILITIES CORP., C/O CIBC MELLON TRUST COMPANY, 320 BAY STREET, GROUND FLOOR, TORONTO, ONTARIO, M5H 4A6, SO THAT IT IS RECEIVED BEFORE 4:00 P.M. (EASTERN TIME) ON MONDAY, JUNE 21, 2010. IN THE ALTERNATIVE, YOU MAY DELIVER IT TO THE CHAIR OF THE MEETING BEFORE THE MEETING COMMENCES. IF YOU ARE PLANNING TO ATTEND THE MEETING TO VOTE IN PERSON, PLEASE BRING THIS PROXY, AS IT WILL ASSIST IN YOUR REGISTRATION.

The undersigned shareholder of ALGONQUIN POWER & UTILITIES CORP. (the “Corporation”) hereby appoints Christopher Ball, a director of the Corporation, or, failing him, George Steeves, a director of the Corporation, or instead of either of them,                             , as proxy of the undersigned to attend and vote at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held on Wednesday, June 23, 2010 and at any adjournment thereof, upon the following matters:

(1)	VOTE ☐ or WITHHOLD VOTE ☐ or, if no specification is made, VOTE for the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors of the Corporation to fix the remuneration of the auditors;

(2)	VOTE ☐ or WITHHOLD VOTE ☐ or, if no specification is made, VOTE for the appointment of the directors of the Corporation as set out in the Corporation’s management information circular (the “Circular”) dated May 20, 2010;

(3)	VOTE ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE for a resolution to, among other things, internalize the management of the Corporation as set forth in Schedule “B” of the Circular;

(4)	VOTE ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE for a resolution to approve the Corporation’s shareholder rights plan as set forth in Schedule “D” of the Circular;

(5)	VOTE ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE for a resolution to approve the Corporation’s new stock option plan as set forth in Schedule “G” of the Circular; and

(6)	amendments or variations to the matters identified in the notice of meeting and such other business as may properly come before the meeting or any adjournment thereof at the discretion of the proxyholder.

This instrument supersedes and revokes any prior appointment of proxy made by the undersigned with respect to voting of the shares below at the meeting.

Dated:	, 2010.

Number of Shares

Signature of Shareholder

Name of Shareholder (Please print clearly)

NOTES:

(1)	If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in items 1, 2, 3, 4 and 5 on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case, the specified instructions will be followed. If no choice is specified in this proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated in the printed portion above will vote the shares represented by this proxy as specified for such matter in the Circular.

(2)	This proxy, which is solicited on behalf of management of the Corporation, should be completed, signed and dated by the shareholder. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by the Corporation.

(3)	If you wish to appoint some other person (who need not be a shareholder) to represent you at the meeting, you may do so either by inserting the person’s name in the blank space provided above when completing this proxy and striking out the names of management’s nominees or by completing another form of proxy.

(4)	If the shareholder appointing a proxy is a corporation, this proxy must be signed under its corporate seal or by the signatures of properly authorized officers or attorneys.

(5)	See the Circular which accompanies and forms part of the notice of meeting for a more detailed explanation of the rights of shareholders regarding completion and use of this proxy and other information pertaining to the meeting.